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                                                                 Exhibit 99.5


                               [CHEMICAL LOGO]

                          CHEMICAL BANKING CORPORATION
                 270 Park Avenue, New York, New York 10017-2036

                                                                October 31, 1995
Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders of Chemical Banking Corporation which will be held at the Starlight Roof of The Waldorf-Astoria Hotel, located at 301 Park Avenue, New York, New York, at 10:00 a.m., New York time, on December 11, 1995.

     At the special meeting, stockholders will be asked to approve and adopt an Agreement and Plan of Merger providing for a merger of The Chase Manhattan Corporation with and into Chemical, with the combined entity adopting the Chase name.

     The merger will create a premier global financial services company that will rank as the largest banking institution in the United States, with approximately $300 billion in assets, an estimated 25 million retail customers and leadership positions in corporate banking, global finance and other major business lines. We believe that the combination of the two companies represents a unique strategic fit, with complementary product capabilities and market coverage and with the scale necessary to support expansion and technological enhancements in all major service areas. By consolidating operations and eliminating redundant costs, the combined entity will also be able to achieve significant cost savings which will enhance earnings.

     The proposed merger is described in the accompanying Joint Proxy Statement/Prospectus and its annexes. Please read all of these materials carefully.

     THE CHEMICAL BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF CHEMICAL AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AND RELATED TRANSACTIONS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AT THE SPECIAL MEETING.

     At the special meeting, you will also be asked to approve an amendment and restatement of Chemical's certificate of incorporation to increase the number of authorized shares of Chemical's common stock from 400 million to 750 million shares (in order to have a sufficient number of shares of common stock to effect the merger and for other corporate purposes) and to make certain other technical amendments. The Board of Directors of Chemical recommends that you also vote in favor of this proposal.

     Because of the significance of these matters to Chemical, your participation in the special meeting, in person or by proxy, is especially important. We hope you will be able to attend the meeting. However, whether or not you anticipate attending in person, we urge you to complete, sign and return the enclosed proxy card promptly to ensure that your shares will be represented at the special meeting. Please note that an abstention or failure to vote will have the same effect as a vote against the merger and the other matters described above.

     If you do attend the special meeting, you will, of course, be entitled to vote in person. You may obtain an admission ticket for the meeting by using the ticket request form on the last page of the Joint Proxy Statement/Prospectus.

     Thank you and I look forward to seeing you at the meeting.

                                          Sincerely,

                                          /s/ Walter V. Shipley

                                          Walter V. Shipley
                                          Chairman of the Board and
                                          Chief Executive Officer